Nasdaq Regulation

Nasdaq

William Slattery
Vice President
Listing Qualifications

July 17, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 16, 2020, The Nasdaq Stock Market (the "Exchange") received from Deerfield Healthcare Technology Acquisitions Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of Class A common stock and one- fifth of one redeemable warrant

Class A common stock, par value $0.0001 per share

Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,



William Slattery